UNITED STATES
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549

                                   FORM 12b-25

                           NOTIFICATION OF LATE FILING

                                                       SEC FILE NUMBER 000-52006
                                                          CUSIP NUMBER 44930K108

(Check One): |X| Form 10-K  |_|  Form 20-F  |_| Form 10-Q  |_| Form N-SAR

             For Period Ended: December 31, 2007
             |_|   Transition Report on Form 10-K
             |_|   Transition Report on Form 20-F
             |_|   Transition Report on Form 11-K
             |_|   Transition Report on Form 10-Q
             |_|   Transition Report on Form N-SAR For the Transition
                   Period Ended:

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  Read Instruction (on back page) Before Preparing Form. Please Print or Type.
            Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.
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If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

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PART I -- REGISTRANT INFORMATION

ICO Global Communications (Holdings) Limited
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Full Name of Registrant

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Former Name if Applicable

11700 Plaza America Drive, Suite 1010
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Address of Principal Executive Office (Street and Number)

Reston, Virginia, 20190
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City, State and Zip Code

PART II -- RULES 12B-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

      |    (a) The reason described in reasonable detail in Part III of this
      |    form could not be eliminated without unreasonable effort or expense;
|X|   |    (b) The subject annual report, semi-annual report, transition report
      |    on Form 10-K, Form 20-F, Form 11-K or Form N-SAR, or portion thereof,
      |    will be filed on or before the fifteenth calendar day following the
      |    prescribed due date; or the subject quarterly report or transition
      |    report on Form 10-Q, or portion thereof, will be filed on or before
      |    the fifth calendar day following the prescribed due date; and
      |    (c) The accountant's statement or other exhibit required by Rule
      |    12b-25(c) has been attached if applicable.

PART III--NARRATIVE

State below in reasonable detail why forms 10-K, 20-F, 11-K, 10-Q, N-SAR, or the transition report or portion thereof, could not be filed within the prescribed time period.

      ICO Global Communications (Holdings) Limited ("Company" or "ICO") represents that it is unable to timely file its Annual Report on Form 10-K for the fiscal year ended December 31, 2007 ("2007 10-K") without unreasonable effort or expense. As indicated in its Item 4.02 Form 8-K filed with the Securities and Exchange Commission ("Commission") on March 13, 2008, during the financial close process for the year ended December 31, 2007, ICO discovered certain errors in its previously issued financial statements pertaining to its accounting for an embedded beneficial conversion feature included within the convertible notes due in August 2009 issued by its subsidiary, ICO North America, Inc. Subsequently, the Company determined that its accounting for this embedded beneficial conversion feature should have been recognized in the interim period ended September 30, 2005, rather than the interim period ended September 30, 2007. To correct these errors, the Company intends to restate its consolidated balance sheet for the year ended December 31, 2006, its consolidated statements of operations and comprehensive income (loss) for the years ended December 31, 2006 and 2005, all interim periods in 2006, and the interim periods ended March 31, June 30, and September 30, 2007. The restatement will be reflected in the Company's 2007 10-K, as well as in the interim reports on Form 10-Q for the interim periods ending March 31, June 30, and September 30, 2008. The Company's effort to finalize its accounting related to the foregoing matters was delayed.

      In addition, the Company is evaluating the effects of recent developments in the global financial markets on certain student loan backed auction rate securities that the Company purchased subsequent to the year ended December 31, 2007. These securities, which were purchased in accordance with our investment policy, are AAA/Aaa rated and 97% insured by the U.S. Department of Education. The auctions for a number of these securities have recently failed, which may result in funds not being available along the timeframe originally planned. Management is negotiating a commitment to obtain funding to support continuing operations during any period of illiquidity. No assurance can be given that management will be successful in these efforts. Because the illiquidity of the relevant auction rate securities has recently occurred and its impact is unclear, the Company is finalizing the appropriate disclosures regarding this issue.

      The above mentioned matters resulted in a delay in the Company's ability to file its 2007 10-K by the prescribed filing date without unreasonable effort or expense.

      The Company represents that its 2007 10-K will be filed no later than the 15th calendar day following the prescribed due date.

PART IV--OTHER INFORMATION

(1) Name and telephone number of person to contact in regard to this notification

      Michael P. Corkery              (703)                   964-1400
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           (Name)                   (Area Code)           (Telephone Number)

(2) Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). |X| Yes |_| No

(3) Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? |X| Yes |_| No

      If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

      See Narrative in Part III above and the Registrant's Form 8-K filed with the Commission on March 13, 2008.

                  ICO Global Communications (Holdings) Limited
                  (Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

Date  March 17, 2008      By:  /s/ Michael P. Corkery
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                               Michael P. Corkery,
                               Executive Vice President, Chief Financial Officer

INSTRUCTION: The form may be signed by an executive officer or the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative's authority to sign on behalf of the registrant shall be filed with the form.